

August 9, 2022

Joseph Tucker, Ph.D.
Chief Executive Officer
Enveric Biosciences, Inc.
4851Tamiami Trail N, Suite 200
Naples, FL 34103

> **Re: Enveric Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2022**
> **File No. 333-266579**

Dear Dr. Tucker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jayun Koo, Esq.